September 28, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Ms. Celeste M. Murphy

Office of Mergers and Acquisitions

450 Fifth Street, NW. – Mail Stop 4-6

Washington, DC. 20549-0406

Re: MAI Systems Corporation – Schedule 14C/A - File No. 1-09158, filed March 18, 2005; Form 10-Q/A for the Quarter Ended September 30, 2004 - File No. 1-09158

Dear Ms. Murphy:

Pursuant to your letter of April 1, 2005, we are responding on behalf of MAI Systems Corporation (“MAI” or the “Company”) to your specific comments and questions. Our responses follow in the order they were raised in your letter. We have also enclosed various exhibits to this letter which provide the supporting details as requested.

Schedule 14C

General

1.     We note your response to our prior comment no. 10 and that you did not adequately demonstrate how you have met all three conditions specified under Rule 3-01(c) of Regulation S-X.  Supplementally provide your quantitative analysis that supports your determination that you expect to report income for the most recent fiscal year that includes the impact of the loss on extinguishment of debt.  We refer you to Rule 3-01(c)(2) of Regulation S-X.  However, since the financial statements are over 89 days beyond the end of the year-end, the financial statements should be updated to include audited financial statements for the two most recent year-ends.

Company Response to Staff Comment No. 1.  We will update the financial statements to include the audited financial statements for the two most recent fiscal years. We will also update the pro forma financial information to include pro forma financial statements as of and for the year ended December 31, 2004 and the most recent interim period of June 30, 2005.

[Reference: Appendix B- Pro Forma Financial Data and Appendix C - Financial Statements, Supplementary Financial Information and Management’s Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk Relating to the Years Ended December 31, 2004, 2003 and 2002].

Pro Forma Financial Information, Appendix B

2.     We note your response to our prior comment no. 13 and your belief that EITF 96-19 is not applicable.  Supplementally provide your qualitative analysis supporting your determination that the modification of your debt to include a contingent conversion feature is not a substantive modification.  In your response specifically address how you considered the value of your common stock, based on quoted market prices, that would have been issued to debt holders if the debt was converted on the date it was modified.

Company Response to Staff Comment No. 2.

In our prior analysis of the conversion transaction, we did not include the fair value of the conversion option in the assumed proceeds when considering whether a substantial modification had occurred under EITF 96-19. The Company has more recently considered the guidance in Robert Commerford’s remarks dated December 6, 2004, as noted on the SEC website at http://www.sec.gov/news/speech/spch120604rjc.htm. Based on this guidance, we now believe a substantial modification occurred in connection with the conversion rights. Since the conversion option was approved by shareholders and granted in close proximity to the previously planned conversion transaction, we believe the intrinsic value of the conversion option approximates its fair value. The substantive modification analysis is as follows:

Fair value of debt immediately prior to modification	$3,300,000	(1)

Fair value of debt immediately after modification	$3,300,000
Fair value of conversion option	988,000	(2)
	$4,288,000

Percent change in value using maximum debt value	30%

(1)          Due to the poor creditworthiness of the Company, we believe the value of the debt is considerably less than the stated value. However for purposes of this analysis, use of a smaller value would not change the conclusion that a substantive modification occurred based on the guidance of EITF 96-19.

(2)          The fair value of the conversion option was deemed to be its intrinsic value, since the conversion option was approved by shareholders and granted in close proximity to the previously planned conversion transaction. The intrinsic value was calculated as the difference between the conversion rate or $0.10 per share and the per share market value on date of shareholder approval of $0.13, applied to the $3.3 million stated value of the debt.

We considered the modification date to be the conversion date and measurement date of the extinguishment charge as that was the first date that the Investor Group formally and legally accepted the conversion.

[Reference: Appendix C, footnote 2 to the consolidated financial statements].

3.     We note from your response to our prior comment no. 16 that you include $188,000 of compensation expense in the Investor Group’s new basis.  As previously requested, tell us the authoritative literature you relied on in determining that compensation expense should be included in the Investor Group’s basis for applying push down accounting.  In your response, specifically address why a benefit (purchase of common stock at below quoted market price) to certain members of the Investor Group should be included in their basis.

Company Response to Staff Comment No. 3.  We have revised our disclosure to exclude the compensation expense from the Investor Group’s basis.

[Reference: Appendix C, footnote 2 to the consolidated financial statements ].

4.     We note your response to our prior comment no. 19 and your revised disclosure relating to the allocation of your purchase price on page B-4.  It appears that the historical net book value ($10,119) includes proceeds from $1 million of common stock subscribed by the Investor Group.  Tell us why this $1 million in proceeds from the Investor Group is included in your computation to arrive at your pro forma balance sheet and step up in basis of your assets.  In addition, address in your response why the $1 million of common stock subscribed is included in your historical stockholders’ equity (deficiency) on page B-3.  Revise your schedule on pages B-3 and B-4, as necessary.

Company Response to Staff Comment No. 4.  We have revised our disclosures to exclude the $1 million in proceeds from the Investor Group in our computation to arrive at our pro forma balance sheet and step up in basis of our assets and added explanatory footnotes following each of the applicable tables and after the pro forma financial statements.

[Reference: Appendix C, footnote 2 to the consolidated financial statements].

5.     You disclose the estimated fair value of your net assets ($1,891,000), which is less than the amount disclosed for the cost of the Investor Group’s 78.84% ownership in your company ($2,188,000).  Help us understand why the estimated fair value of your net assets is not more than the Investor Group’s cost of their less than 100% ownership interest.

Company Response to Staff Comment No. 5.

We have revised the schedule to include more recent estimates of fair value of the net intangible assets of the Company and to exclude the totals for “Estimated Fair Value” and “Excess of Fair Value Over Book Value” as we do not believe that these numbers are meaningful. In applying push-down accounting, we do not believe it is necessary to determine the fair value of the Company as a whole. Instead, we have estimated fair values of net assets, excluding goodwill, if any, and applied the investor group’s 65.52% share of the excess of this fair value over book value. Based on our estimates, the step up in value of net assets does not exceed the investor group’s share of net assets, and as a result goodwill has been reflected in the pro forma financial statements.

[Reference: Appendix C, footnote 2 to the consolidated financial statements].

6.     Tell us whether you recorded deferred tax assets or liabilities for the differences in tax basis and fair values of assets/liabilities in applying push-down accounting to arrive at your pro forma balance sheet on page B-4.  In your response, specifically address your consideration of paragraphs 30-34 of SFAS 109, in determining whether deferred tax assets or liabilities should be recorded.

Company Response to Staff Comment No. 6.  The Company has applied the provisions of SAS 109, paragraphs 30-34 for differences between the assigned values and the tax basis of the assets and liabilities (except the portion of goodwill for which amortization is not deductible for tax purposes). The application of push-down accounting created numerous differences between the assigned book values and tax basis.  The most significant difference related to book values assigned to amortizable intangibles for which there was no corresponding amortizable tax basis; therefore deferred tax liabilities were recorded for these differences.  The adjustments made to the deferred tax assets, liabilities and valuation allowance resulting from the application of push-down accounting were recorded to book goodwill.  The Company is a ‘cumulative loss corporation’, and has therefore historically recorded its net deferred assets with a full valuation allowance, resulting in a net deferred tax asset/liability of zero on its balance sheet.  As a result of the application of push-down accounting, the Company adjusted its deferred tax assets and liabilities to reflect the new differences between the assigned book values and their respective tax basis, and adjusted the valuation allowance to continue to reflect a net deferred tax asset/liability of zero on its balance sheet.  The Company has netted the deferred assets, liabilities and valuation allowance in a single deferred tax account resulting in a net of zero, and therefore, the Company does not reflect a net deferred asset or liability balance on its balance sheet.

[Reference: Appendix C, footnotes 2 and 10 to the consolidated financial statements].

7.     We note your computation of the step up in book value of net assets is based on the Investor Group’s 78.84% ownership percentages (page B-4).  Considering you have disclosed that the individual members of the Investor Group and the Investor Group are considered a control group (page B-3) tell us why the step up in book value of net assets is not based on an increase in the control group’s ownership percentages of 65.52% (17.85% - percentage ownership of individual members and Investor Group combined). Advise or revise.

Company Response to Staff Comment No. 7.  We have revised the calculation for the step up in book value of net assets to reflect an increase in the control group’s ownership of 65.52%.

[Reference: Appendix C, footnote 2 to the consolidated financial statements].

8.     We note from your response to comment no. 20 that the debt conversion occurs prior to the application of push-down accounting.  Considering the conversion occurs prior to applying push-down accounting tell us why historical stockholders’ deficiency of approximately $13.4 million is not adjusted by the effect of the debt conversion before applying the ownership percentages (16.63% and 4.53%), to arrive at the “basis to carry over” for the Non-Investor Group pre-existing ownership (page B-3).  In this regard, we note that the “Historical Book Value-Pre Push-Down Accounting” assets and liabilities (page B-4) appear to be presented as if the debt had been converted in arriving at a negative book value of $10,119.  Advise or revise your computations in arriving at “New stockholders’ deficiency” to include the effect of the debt conversion before applying the ownership percentage of the Non-Investor group and the pre existing ownership percentage of the Investor Group.

Company Response to Staff Comment No. 8.

The conversion occurred simultaneous with and is an integral part of the push-down accounting event, and not a separate third-party event.  Accordingly, we believe it is more appropriate to include the effect of the debt conversion before applying the ownership percentage of the Non-Investor group and the pre existing ownership percentage of the Investor Group.

[Reference: Not Applicable].

We acknowledge the following:

•  The filing persons are responsible for the adequacy and accuracy of the disclosures in the filing;

•  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  The filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate your timely review of our amended filings and are hopeful that we have responded fully and completely to your questions and requests.

Thank you for your time. Should you have any further questions or additional advice, we can be reached at 949-598-6160 or fax 949-598-6606. Contacts here are Mr. James W. Dolan, CFO at 949-598-6404 (mobile number 949-929-7069) and Mr. William Brian Kretzmer 949-598-6160 or 6798.

Sincerely,

/s/ William Brian Kretzmer
William Brian Kretzmer
Chief Executive Officer and President

WBK:ps

Amendment No. 3 to Preliminary Information Statement